EXHIBIT 99.1

For Immediate Release	Date: October 18, 2019
19-32-TR

Teck Receives Regulatory Approval for
Share Buy-Back Program

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been informed that the Toronto Stock Exchange (“TSX”) has accepted Teck’s notice of intention to make a normal course issuer bid to purchase its Class B subordinate voting shares (“Class B Shares”).

Under the normal course issuer bid, Teck may purchase up to 40 million Class B Shares during the period starting October 28, 2019 and ending October 27, 2020, representing approximately 7.3% of the outstanding Class B Shares, or 8.2% of the public float, as at October 10, 2019. 546,354,130 Class B Shares were issued and outstanding as at that date.

Teck will make any purchases through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Purchases will generally be made at the prevailing market price, although any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B Shares purchased on the TSX on any given day will not exceed 355,530 Class B Shares, which is 25% of the average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2019 of 1,422,123, calculated in accordance with the TSX rules. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by Teck from time to time as market conditions warrant. In addition, Teck may from time to time repurchase Class B Shares under an automatic securities repurchase plan, which will enable purchases during times when Teck would typically not be permitted to purchase its shares due to regulatory or other reasons.

Teck is making the normal course issuer bid because it believes that the market price of its Class B Shares may, from time to time, not reflect their underlying value and that the share buy-back program may provide value by reducing the number of shares outstanding at attractive prices. All repurchased shares will be cancelled.

During Teck’s previous normal course issuer bid, which commenced on October 10, 2018 and ended October 9, 2019, Teck purchased 22,466,152 Class B Shares on the open market at a volume weighted average price of $28.6921 per Class B Share. Teck sought and received approval to purchase up to 40 million Class B Shares under the previous normal course issuer bid.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding the number of Class B Shares that might be purchased under the normal course issuer bid.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, the ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, availability of funds to purchase shares and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com